Mail Stop 3561

December 12, 2006

Mr. Paul C. Varga
Chief Executive Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

      RE: **Brown-Forman Corporation**
                Form 10-K for Fiscal Year Ended April 30, 2006
                Form 10-Q for Fiscal Quarter Ended October 31, 2006
                Filed June 29, 2006 and December 7, 2006
                File No. 2-26821

Dear Mr. Varga:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 30, 2006

Annual Report

Management's Discussion and Analysis, page 38

Executive Overview, page 38

1.   Your presentation of adjusted diluted EPS on page 40 and adjusted diluted EPS
        growth from continuing operations on page 43 appear to be non-GAAP financial
        performance measures. You should not present non-GAAP performance
        measures that eliminate or smooth items identified as non-recurring, infrequent or
        unusual, when the nature of the charge or gain is such that it is reasonably likely
        to recur. Such adjustments should not be made to a GAAP performance measure
        when (1) the nature of the charge or gain is such that it is reasonably likely to
        recur within two years or (2) there was a similar charge or gain within the prior
        two years. Since some of the adjustments that you have included in these
        measures appear to fall into the above categories, it does not appear that your use
        of the non-GAAP measures is permissible. Please refer to Item 10(e) of
        Regulation S-K and Question 8 of "Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures" issued June 13, 2003 and available on
        our website at www.sec.gov/divisions/ corpfin/faqs/nongaapfaq.htm. Please tell
        us why you believe these non-GAAP performance measures are permissible
        under Item 10(e) of Regulation S-K. Otherwise, please revise in future filings.
        Not withstanding the preceding, if such measures are permissible and included in
        future filings please disclose:
        •   The manner in which management uses the measures to conduct or evaluate
            performance;
        •   The economic substance behind management's decision to use the measures;
        •   The material limitations associated with the use of the measures as compared
            to the most directly comparable GAAP measures and the manner in which
            management compensates for those limitations; and
        •   The substantive reasons why management believes the measures provide
            useful information to investors.

Financial Statements

Note 2. Discontinued Operations, page 57

2.   We note the disclosure in Note 3 to your financial statements included in Form
        10-K filed on June 30, 2005 regarding the goodwill impairment loss you
        recognized as a result of lowered expectations for the future prospects of the

Lenox retail outlet business. Please tell us whether you used an expected present value technique or a traditional present value technique to determine the fair value of the Lenox business and why you believe the technique you used was appropriate in the circumstances. Please also tell us the factors that resulted in a sales price significantly lower than the fair value of the Lenox business estimated in fiscal 2005. In addition, in future filings please disclose the facts and circumstances leading to each goodwill impairment loss for each period presented. Refer to paragraph 47.a. of SFAS 142.

Note 3. Acquisition, page 57

3.   Please tell us the how you classified the minority interest in Finlandia Vodka Worldwide Ltd. in your financial statements prior to your acquisition of the remaining interest. Please also tell us the minority interest in net assets and income of FVW for each applicable period.

Note 14. Contingencies, page 64

4.   In future filings please disclose with respect to each matter an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5.

Note 15. Environmental Matters, page 64

5.   Please tell us whether it is reasonably possible that you could incur losses in connection with environmental loss contingencies that could have a material effect on your financial condition, results of operations or liquidity. If so, please tell the nature of the environmental loss contingencies and your estimate of the possible loss exposure. In addition, in future filings please disclose the nature of reasonably possible environmental loss contingencies and that could have a material effect on your financial condition, results of operations or liquidity and an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5 and SAB Topic 5:Y.

Note 18. Other Income, page 65

6.   Please tell us how you accounted for the ownership interest in Swift & Moore surrendered to you by Pernod Ricard. In doing so, please tell us the basis in GAAP for your accounting treatment citing relevant authoritative literature. Please also tell us the ownership percentage of Swift & Moore and fair value of the equity securities surrendered to you. In addition, tell us how you accounted for your equity interest in Swift & Moore prior to the transaction. Further, please tell us the assets, liabilities and income or loss of Swift & Moore for each of the

years presented. Finally, if you held a majority interest in Swift & Moore prior to the transaction, tell us how you classified the minority interest in your financial statements.

Form 10-Q for Fiscal Quarter Ended October 31, 2006

Financial Statements

Note 11. Acquisition of Chambord Liqueur, page 11

7.   In future filings please include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Please refer to paragraph 51.b. of SFAS 141.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 16

8.   Net sales and gross margin stripped of excise taxes appear to represent non-GAAP financial measures. As such, in future filings please disclose the reasons why you believe the presentation of the non-GAAP financial measures provides useful information to investors and the additional purposes, if any, for which you use the measures, or tell us why your disclosure meets the requirements of Item 10(e)(1) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief